UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Coastal Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

19046P 209

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19046P 209	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Steven D. Hovde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,709,457 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,709,457 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,457
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,217 shares of unvested restricted stock.
(2)	Based on 11,906,335 shares outstanding as of May 13, 2019.

CUSIP NO. 19046P 209	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer: Coastal Financial Corporation

(b). Address of Issuer’s Principal Executive Offices: 5415 Evergreen Way, Everett, Washington 98203

Item 2 (a).	Names of Persons Filing: Steven D. Hovde

(b). Address of Principal Business Office:
1629 Colonial Parkway, Inverness, Illinois 60067

(c). Citizenship: United States of America

(d). Title of Class of Securities: Common Stock, no par value.

(e). CUSIP Number: 19046P 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

(a) Amount Beneficially Owned: See Row 9 of the second part of the cover page for each reporting person.

(b) Percent of Class: See Row 11 of the second part of the cover page for each reporting person.

(c) Number of Shares as to Which the Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page for each reporting person.

CUSIP NO. 19046P 209	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP NO. 19046P 209	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven D. Hovde	June 6, 2019
Steven D. Hovde